June 12, 2017

Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Office of Electronics and Machinery
Mail Stop 3030
Washington, D.C. 20549

Re: The Manitowoc Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-11978

Dear Mr. James:

Enclosed is Exhibit A from our letter of June 7, 2017 which was inadvertently omitted. If you have any questions, please feel free to contact me via e-mail at david.antoniuk@manitowoc.com or by phone at 920-652-1769.

Sincerely,

/s/ David J. Antoniuk

David J. Antoniuk
Principal Financial Officer
Senior Vice President and Chief Financial Officer
The Manitowoc Company, Inc.